Exhibit 99.3

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2013 AND 2012

AND

INDEPENDENT AUDITOR’S REPORT

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

TABLE OF CONTENTS

Page
Independent Auditor’s Report	1 - 2

Consolidated Financial Statements:

Consolidated Balance Sheets	3

Consolidated Statements of Income	4

Consolidated Statements of Stockholders’ Equity	5

Consolidated Statements of Cash Flows	6

Notes to Consolidated Financial Statements	7 - 15

This is a copy of the Company’s annual financial statements

reproduced from an electronic file.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

Galaxy Tool Holding Corporation

Winfield, KS

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Galaxy Tool Holding Corporation and its Subsidiary, which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of income, stockholders’ equity and cash flows for the years then ended and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Galaxy Tool Holding Corporation and its Subsidiary as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

CERTIFIED PUBLIC ACCOUNTANTS

March 18, 2014

Wichita, KS

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2013 and 2012

	2013	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,937,968	$473,656
Accounts receivable less allowance for doubtful accounts of $10,000	4,496,129	5,523,041
Inventories	4,280,123	2,813,369
Income taxes receivable	64,000	—
Prepaid expenses	92,796	74,048
Deferred income taxes	135,000	126,000

Total current assets	11,006,016	9,010,114

PROPERTY, PLANT AND EQUIPMENT
Land	9,000	9,000
Buildings and improvements	3,402,270	3,071,919
Machinery and equipment	10,027,999	6,919,387
Computer hardware and software	491,574	422,852
Office furniture and fixtures	93,159	57,682
Installations in progress	3,090,561	—

	17,114,563	10,480,840
Less accumulated depreciation	4,553,717	3,250,913

Net property and equipment	12,560,846	7,229,927

OTHER ASSETS
Goodwill	8,679,091	8,679,091
Customer list, net	1,563,535	2,293,786
Deferred debt issuance costs, net of accumulated amortization of $395,000 and $373,424	—	21,576

	10,242,626	10,994,453

	$33,809,488	$27,234,494

	2013	2012
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	$920,754	$3,730,181
Construction lines-of-credit	1,781,885	—
Accounts payable	2,217,019	1,800,948
Accrued expenses	1,893,968	1,708,303
Deferred revenue	1,759,401	363,130
Income taxes payable	—	240,000

Total current liabilities	8,573,027	7,842,562
LONG-TERM LIABILITIES
Long-term debt, less current maturities	18,832,335	2,179,904
Deferred income taxes	2,348,000	2,227,000

Total liabilities	29,753,362	12,249,466

STOCKHOLDERS’ EQUITY
Preferred stock, Series A, par value $.01 per share; 5,000,000 shares authorized and 4,111,907 shares issued and outstanding, total liquidation preference of outstanding shares of $8,718,877	4,028,707	4,028,707
Preferred stock, Series B, par value $.01 per share; 5,000,000 shares authorized and 4,438,093 shares issued and outstanding, total liquidation preference of outstanding shares of $6,068,006	4,138,093	4,138,093
Preferred stock, Series C, par value $.01 per share; 1,000,000 shares authorized and 927,480 shares issued and outstanding, total liquidation preference of outstanding shares of $5,186,415	3,246,178	3,246,178
Preferred stock, Series D, par value $.01 per share; 1,000,000 shares authorized and 333,799 and 1,000,000 shares issued and outstanding at December 31, 2013 and 2012, respectively, total liquidation preference of outstanding shares of $6,476,644	4,105,731	12,300,000
Common stock, Class A, par value $.01 per share; 200,000 shares authorized and 92,657 share issued and outstanding	927	927
Common stock, Class B, par value $.01 per share; 50,000 shares authorized and 48,093 shares issued and outstanding	481	481
Common stock, Class C, par value $.01 per share; 1,000 shares authorized and 1,000 shares issued and outstanding; issued for no consideration	—	—
Additional paid-in capital	99,000	99,000
Retained earnings (deficit)	(4,511,513)	(1,776,880)
Excess of consideration paid over consideration contributed by continuing stockholder interests	(7,051,478)	(7,051,478)

Total stockholders’ equity	4,056,126	14,985,028

	$33,809,488	$27,234,494

The accompanying notes are an integral part

of these consolidated financial statements.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2013 and 2012

	2013	2012
Net Sales	$34,675,926	$26,178,800
Cost of goods sold	25,962,117	18,872,154

Gross profit	8,713,809	7,306,646
General and administrative expenses	4,674,257	4,295,610

Operating profit	4,039,552	3,011,036
Interest expense	2,094,454	692,798

Income before income taxes	1,945,098	2,318,238
Income tax expense	574,000	937,000

Net income	$1,371,098	$1,381,238

The accompanying notes are an integral part

of these consolidated financial statements.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2013 and 2012

	Preferred Stock				Common Stock		Additional Paid-in	Retained Earnings	Excess of Consideration Paid over Consideration Contributed by Continuing
	Series A	Series B	Series C	Series D	Class A	Class B	Capital	(Deficit)	Stockholder Interests	Total
Balance, December 31, 2011	$4,028,707	$4,138,093	$3,246,178	$12,300,000	$927	$481	$99,000	$(3,158,118)	$(7,051,478)	$13,603,790
Net income	—	—	—	—	—	—	—	1,381,238	—	1,381,238

Balance, December 31, 2012	4,028,707	4,138,093	3,246,178	12,300,000	927	481	99,000	(1,776,880)	(7,051,478)	14,985,028
Equity to debt conversion				(8,194,269)						(8,194,269)
Non-cash distribution for equity to debt conversion								(4,105,731)		(4,105,731)
Net income	—	—	—	—	—	—	—	1,371,098	—	1,371,098

Balance, December 31, 2013	$4,028,707	$4,138,093	$3,246,178	$4,105,731	$927	$481	$99,000	$(4,511,513)	$(7,051,478)	$4,056,126

The accompanying notes are an integral part

of these consolidated financial statements.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:
Net income	$1,371,098	$1,381,238
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	1,391,072	1,143,039
Amortization	751,827	747,904
Deferred income tax expense	112,000	697,000
Loss on sale of equipment	5,914	11,174
Change in operating assets and liabilities:
Accounts receivable	1,026,912	(1,871,999)
Prepaid expenses	(18,748)	(6,248)
Inventories	(1,466,754)	(1,870,508)
Income taxes	(304,000)	240,000
Accounts payable and accrued expenses	601,736	1,597,538
Deferred revenue	1,396,271	267,567

Net cash from operating activities	4,867,328	2,336,705

Cash flows from investing activities:
Purchase of property, plant and equipment	(6,727,905)	(736,009)
Proceeds from sale of property, plant and equipment	—	3,000

Net cash from investing activities	(6,727,905)	(733,009)

Cash flows from financing activities:
Net payments on revolving credit agreement	—	(1,110,707)
Borrowings on long-term debt	3,856,622	—
Principal payments on long-term debt	(531,733)	(382,539)

Net cash from financing activities	3,324,889	(1,493,246)

Change in cash	1,464,312	110,450
Cash at beginning of year	473,656	363,206

Cash at end of year	$1,937,968	$473,656

Supplemental disclosure of cash flow information:
Interest paid	$2,055,401	$683,776

Equity to debt conversion	$12,300,000	$—

Income taxes	$771,000	$—

The accompanying notes are an integral part

of these consolidated financial statements.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Operations—Galaxy Tool Holding Corporation and Subsidiaries (d/b/a Galaxy Technologies) is in the business of manufacturing and designing precision tools and parts, fabricating steel and aluminum assemblies, and producing secondary equipment for the customers in the aerospace industry. Additionally, the Company serves customers in the plastic products industry with manufacturing and repairing injection and blow molds and designing component parts and secondary equipment. The Company’s customers are located throughout the United States and internationally. The Company is headquartered in Winfield, Kansas, where it has a manufacturing facility.

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of Galaxy Tool Holding Corporation and its wholly-owned subsidiary, Galaxy Technologies, Inc. (the “Company”). All material intercompany related party balances and transactions have been eliminated in the consolidation.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents—For purposes of reporting the statements of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less, to be cash equivalents. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable, Trade—Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 30 to 60 days, depending on the customer. Interest is not charged on past due accounts.

Inventories—Inventories are stated at the lower of cost or market, with cost determined by the first-in, first-out (FIFO) method. Work-in-process includes material, labor, and allocable factory overhead costs.

Property, Plant and Equipment—Property, plant and equipment are carried at cost. Depreciation is computed using the straight-line method, using estimated useful lives. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals or betterments.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Customer list—The Company is amortizing its customer list, using a straight-line method, over a 7  1⁄2 year period.

Goodwill—Goodwill is not amortized, but is subject to an annual impairment test, as well as when an event triggering impairment may have occurred. The Company has elected to perform its annual analysis during the fourth quarter. No indicators of impairment were identified for the years ended December 31, 2013 and 2012.

Deferred debt issuance costs—Deferred debt issuance costs were amortized over the life of the related loan by the effective interest method.

Impairment of Long-Lived Assets—Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There were no impairment losses recognized in 2013 or 2012.

Deferred revenue—Deferred revenue represents deposits and progress billings on jobs in progress.

Income Taxes—Deferred tax assets and liabilities are recognized for temporary differences and loss carryforwards. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the financial statement effects of a tax position only when it believes it can more likely than not sustain the position upon an examination by the relevant tax authority. Tax years that remain subject to examination in the Company’s major tax jurisdictions (Federal and State of Kansas) are 2010, 2011, 2012 and 2013.

Revenue Recognition—Revenue is recognized upon shipment of goods. Shipping and handling charges are included in revenue. Shipping and handling costs are included in cost of goods sold.

Advertising Costs—The Company expenses costs of advertising as they are incurred. Advertising expense for the years ended December 31, 2013 and 2012 was $45,974 and $39,493, respectively.

Subsequent Events—Subsequent events have been evaluated through March 18, 2014, which is the date the financial statements were available to be issued.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	BUSINESS ACQUISITION

On August 22, 2008, the Company acquired 100% of the stock of Galaxy Tool Corporation and its subsidiary, Encompass Tool & Machine, Inc., under the terms of a stock purchase agreement. The stock purchase transaction was accounted for in accordance with EITF Issue No. 88-16, Basis in Leveraged Buyout Transactions, and EITF Issue No. 90-12, Allocating Basis in Individual Assets and Liabilities for Transactions Within the Scope of EITF Issue No. 88-16. The aggregate purchase price was allocated to the assets and liabilities of the Company based upon an allocation of their respective carryover and fair market values. The carryover interest on the transaction was 38.6%. The portion of the acquisition recognized at fair value was 61.4%. The caption “consideration paid over consideration contributed by continuing stockholder interests” within the equity section of the accompanying balance sheets represents the difference between the fair value and the carrying value of the 38.6% carryover interest.

3.	INVENTORIES

Inventories consist of the following at December 31:

	2013	2012
Raw materials	$322,947	$392,565
Work-in-process parts and labor	3,957,176	2,420,804

	$4,280,123	$2,813,369

4.	INSTALLATIONS IN PROGRESS

During 2013, the Company started an expansion project to expand capabilities of the Company. The expansion consists of new equipment and a new building to house the equipment. The total expected cost of the expansion project for the building and equipment is estimated at $5 million. Included in installations in progress at December 31, 2013, are costs of $3,090,561 ($1,784,084 for the building and $1,306,477 for the equipment). These costs have been financed through construction lines of credit (see Note 7). This project is expected to be completed and assets placed in service during 2014

5.	DEPRECIATION

Depreciation expense for the years ended December 31, 2013 and 2012, based on useful lives shown below, consists of:

	2013	2012	Useful Lives
Building and improvements	$92,060	$96,704	40 years
Machinery and equipment	1,214,675	968,569	5 to 10 years
Computer hardware and software	77,000	72,528	3 to 5 years
Office furniture and equipment	7,337	5,238	5 to 10 years

	$1,391,072	$1,143,039

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	INTANGIBLE ASSETS

The net values for intangible assets at December 31, 2013 and 2012 were as follows:

	2013			2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Customer list	$5,476,880	$(3,913,345)	$1,563,535	$5,476,880	$(3,183,094)	$2,293,786

Amortization expense of the customer list for the years ended December 31, 2013 and 2012 was $730,251. Estimated amortization expense for each of the following years is:

2014	$730,251
2015	730,251
2016	103,033

$1,563,535

Goodwill of $8,679,091 was recognized with the acquisition as described in Note 2 and there were no changes in its carrying amount for the years ended December 31, 2013 and 2012.

7.	REVOLVING LINES-OF-CREDIT AND LONG-TERM DEBT

Revolving Line-of-Credit—Under terms of the revolving line-of-credit agreement with a bank, which expires November 2014, the Company may borrow up to $1,000,000, limited to 70% of eligible accounts receivable, 50% of the book value of eligible inventory (inventory is limited to 50% of eligible accounts receivable). The interest rate at December 31, 2013 was 5.75%. The agreement is secured by substantially all of the Company’s accounts receivable, inventories, and equipment. The agreement and other long-term debt with the same bank contain certain restrictive covenants common to these types of agreements. As of December 31, 2013, the full line is available to be drawn on.

Construction Lines-of-Credit—Under terms of two construction line-of-credit agreements with a bank, the Company may borrow up to $2.5 million in relation to construction of a new building and $2.2 million for costs associated with the addition of new equipment. The interest rate for both lines-of-credit at December 31, 2013 was 4.5%. Payments of interest only are required on the outstanding balances until the asset completion dates. The completion dates are estimated to be on July 1, 2014 for the building and December 1, 2014 for the new equipment. Upon completion, the lines-of-credit will become long-term amortizing loans. The agreement is secured by the related building and equipment. The total amount drawn on the building and equipment lines as of December 31, 2013 was $1,404,777 and $377,108, respectively.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	REVOLVING LINE-OF-CREDIT AND LONG-TERM DEBT (CONTINUED)

Long-term debt at December 31, 2013 and 2012 consists of the following:

	2013	2012

Subordinated notes payable to a stockholder of the Company; interest at the greater of 13.5% or a floating rate equal to the LIBOR plus 9.5% (the rate was 13.5% at December 31, 2013); due in full in August 2017. The loan is collateralized by substantially all assets of the Company. The note is subordinated to the revolving credit agreement, construction lines-of-credit and term loans disclosed below. Under the terms of the subordinated note payable agreement, the Company is subject to certain restrictions, which include, but are not limited to, making equity distributions; limitations on indebtedness, capital expenditures, management fees and leases; and restrictions on investments. The Company is also required to comply with certain financial covenants; including minimum EBITDA levels and a fixed charge coverage ratio. The subordinated note payable agreement contains a prepayment premium clause that requires the Company to pay a premium for prepayments on or prior to the maturity date. The dates and percentages related to this clause are 3% of principal prepaid in year one, 2% in year two, and 1% in year three from the anniversary date in August 2010. The note also contains a clause that, as permitted under the subordination agreement, requires the Company to prepay the outstanding amount based on excess cash flow, as defined in the agreement. The note also provides for an exit fee of $1,939,532 plus 8.6% per annum of the greater of the outstanding principal balance or $11,640,000, payable upon any charge of control that occurs prior to the payoff of the amounts due under the note.

	$15,520,000	$3,220,000
Note payable to a bank; due in monthly payments of $28,017 including interest at 4.50% through maturity in December of 2018. The loan is collateralized by equipment, accounts receivable, and inventory.	1,501,030	—
Note payable to a bank; due in monthly payments of $38,681 including interest at 5.95% through maturity in April of 2017. The loan is collateralized by equipment, accounts receivable, and inventory.	1,398,653	1,765,798
Note payable to a bank; due in monthly payments of $16,164 including interest at 5.95% through September 2016 and prime plus 2% thereafter, through maturity in September 2018. The loan is collateralized by equipment, accounts receivable, and inventory.	799,519	924,287

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	REVOLVING LINE-OF-CREDIT AND LONG-TERM DEBT (CONTINUED)

	2013	2012
Note payable to a bank; due in monthly payments of $9,448 including interest at 4.50% through maturity in September of 2018. The loan is collateralized by equipment, accounts receivable, and inventory.	$483,019	$—
Financed vehicle payable to dealer; due in monthly payments of $1,159 including interest at 6.35% through maturity in April of 2018. The loan is collateralized by the vehicle.	50,868	—

	19,753,089	5,910,085
Less current maturities	920,754	3,730,181

	$18,832,335	$2,179,904

Annual maturities of long-term debt at December 31, 2013, are as follows:

Year ending December 31,
2014	$920,754
2015	971,467
2016	1,025,070
2017	16,284,684
2018	551,114

$19,753,089

8.	INCOME TAX

Deferred Income Taxes—Net deferred tax assets (liabilities) consist of the following at December 31, 2013 and 2012:

	2013	2012
Deferred tax assets:
Accounts receivable	$4,000	$4,000
Accrued expenses	90,000	101,000
State net operating loss and credit carryforwards (expire 2021)	41,000	21,000

Current deferred tax assets	135,000	126,000

Deferred tax liabilities:
Property, plant and equipment	(1,723,000)	(1,309,000)
Customer list	(625,000)	(918,000)

Non-current deferred tax liabilities	(2,348,000)	(2,227,000)

Net deferred tax assets (liabilities)	$(2,213,000)	$(2,101,000)

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (CONTINUED)

Income Tax Expense—Income tax expense for the years ended December 31, 2013 and 2012 is comprised of the following:

	2013	2012
Current	$462,000	$240,000
Deferred	112,000	697,000

Total	$574,000	$937,000

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from operations because of state taxes, nondeductible expenses, and tax credits.

9.	EMPLOYEE BENEFIT PLAN

The Company has a defined contribution plan covering all employees meeting the eligibility requirements of the plan. The Company contributes a discretionary percentage of employee contributions as determined annually by the Board of Directors. Retirement plan matching expense for the years ended December 31, 2013 and 2012 was $121,290 and $97,514, respectively.

10.	OPERATING LEASES

The Company leases equipment under operating leases expiring in the years 2014 through 2018. Total rent expense under all operating leases amounted to $290,683 and $168,197 for the years ended December 31, 2013 and 2012, respectively.

The following is a schedule of future minimum rental payments required under the operating leases as of December 31, 2013:

Year Ending December 31,
2014	$296,526
2015	242,527
2016	206,652
2017	174,939
2018	66,925

$987,569

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	COMMON AND PREFERRED STOCK

Common stock consists of Class A, B and C shares. Class A and B shares are voting. Class C shares are non-voting. Upon a triggering event, such as a letter of intent to sell the Company, failure to meet certain EBITDA levels, or a default under the loan agreements, the Class B shares may become Class A shares at the option of the holder. Upon corporate liquidation or dissolution, after preferred shareholders receive their liquidation value, the remaining proceeds are divided between Class A and B shares, except that the proceeds allocated to Class B shares are allocated in part to Class C shares based on certain internal rates of return earned by one of the principal stockholders on his preferred and common stock investment in the Company.

Preferred stock consists of series A, B, C, and D shares carried at the original issue price of $1 per share for Series A and B, $3.50 for Series C and $12.30 for Series D. All shares are designated as nonvoting. However, a majority of Series A, C and D shareholders must approve certain corporate matters of significance, including amendments to the Articles of Incorporation, share issuances or redemptions, asset or stock sales or mergers, hiring of a Chief Executive Officer and change in number of board members. Dividends on the shares are payable when and if declared by the board. Dividends compound annually and are cumulative. Dividend rates are 15% on Series A shares, 6% on Series B, 15% on Series C and 6% on Series D (prior to February 28, 2013 the dividend rate was 17.5% on Series D). Series D shares have first priority in liquidation or dissolution, receiving their original issuance price plus unpaid dividends. Series C shares have second priority receiving 1.5 times their original issuance price plus unpaid dividends; followed by Series A shares and lastly Series B shares, both of which receive their original issue price plus unpaid dividends. Dividend payments receive the same priority with Series C dividends payable only if Series D accumulated dividends have been paid, Series A after Series C dividends are paid and Series B after Series A dividends are paid.

All shares may be redeemed at the holder’s option after six years from the date of issuance, which will be August 2014 for Series A and B shares and August 2016 for Series C or D shares, or after satisfaction of all amounts due under loans extended to the Company by the holders (see Note 7). Redemption is mandatory in the case of a qualified public offering of the Company’s common stock.

The agreement between the stockholders also provides for various rights of electing the members of the Company’s Board of Directors and requires consents as to the sale of the Company.

In connection with the acquisition discussed in Note 2, the Company issued warrants to an outside entity for investment banker services to allow the entity to purchase 5,389 Class A common shares for $1 per share. No value was ascribed to the warrants. The warrants expire in August 2020.

During 2013, $8.2 million of preferred D stock was redeemed and a dividend of $4.1 million was paid on these shares through conversion into debt for the Company.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	MAJOR CUSTOMERS

Sales to major customers for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
	Percent of Revenues	Percent of Accounts Receivable at December 31	Percent of Revenues	Percent of Accounts Receivable at December 31
Customer A	4%	10%	11%	10%
Customer B	11%	10%	6%	7%
Customer C	10%	20%	7%	12%

13.	RELATED PARTIES

The Company pays a management services fee to a stockholder. In August 2010 an agreement deferring payment until 2017 of the fee was entered into with the stockholder. The fee continues to accrue. Total expense for the years ended December 31, 2013 and 2012 was $225,000. Included in accrued expenses at December 31, 2013 and 2012 are fees of $783,750 and $558,750, respectively, that remain payable.

As discussed in Note 7, the Company has a debt agreement with a stockholder. Interest expense for the year ended December 31, 2013 and 2012 was $1,856,775 and $527,044, respectively.